

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360



July 24, 2009

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Re : Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen :

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Myung Kun Kim of Samsung Electronics IR Director at (822) 727-7466.

Thank you.

Very truly yours,

Thomas Kim

Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7408
Fax) 82-2-727-7286
Email) Thomas.y.kim@samsung.com

7/28

Earnings Release Q2 2009

Samsung Electronics

July 2009

Disclaimer

This document is provided for the convenience of investors only, before our external audit on Q2 2009 financial results of our headquarters is completed.
The audit outcomes may cause some parts of this document to change.

This document contains "forward-looking statements" - that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as "expects", "anticipates", "intends", "plans", "believes", "seeks" or "will ". Forward-looking statements by their nature address matters that are, to different degrees, uncertain.

For us, particular uncertainties which could adversely or positively affect our future results include:
the behavior of financial markets including fluctuations in exchange rates, interest rates and commodity prices; strategic actions including dispositions and acquisitions;
unanticipated dramatic developments in our major businesses including semiconductor, LCD, telecommunication, digital media ;
and numerous other matters at the national and international levels which could affect our future results

These uncertainties may cause our actual results to be materially different from those expressed in this document.

<Consolidated Sales / Operating Profit>

(Unit : Trillion KRW)

	Sales			Operating Profit		
	2Q '09	1Q '09	2Q '08	2Q '09	1Q '09	2Q '08
Device Solution	**11.25**	**9.34**	**11.31**	**0.39**	**-0.98**	**1.36**
(Margin)				*(3%)*	*(-10%)*	*(12%)*
Semiconductor	6.14	5.22	5.73	0.24	-0.67	0.30
(Margin)				*(4%)*	*(-13%)*	*(5%)*
LCD	5.10	4.11	5.55	0.15	-0.31	1.05
(Margin)				*(3%)*	*(-8%)*	*(19%)*
Digital Media & Communications	**21.98**	**19.99**	**18.39**	**2.07**	**1.50**	**1.01**
(Margin)				*(9%)*	*(8%)*	*(5%)*
Telecom	10.04	9.77	7.88	1.00	1.12	0.89
(Margin)				*(10%)*	*(11%)*	*(11%)*
Digital Media	11.77	10.07	10.34	1.06	0.38	0.14
(Margin)				*(9%)*	*(4%)*	*(1%)*
Total	**32.51**	**28.67**	**29.10**	**2.52**	**0.47**	**2.40**
(Margin)				*(8%)*	*(2%)*	*(8%)*

※ Consolidated Income before Tax : 2.86 0.80 2.73

Sales and Profits (Parent Basis)

(Unit : Trillion KRW)

	2Q '09	(%)	Q-on-Q	1Q '09	(%)	2Q '08	(%)	Y-on-Y
Sales	21.02		*13%*	18.57		18.14		*16%*
Gross Profit	4.46	*(21%)*	*50%*	2.98	*(16%)*	5.11	*(28%)*	*-13%*
SG&A	3.40		*20%*	2.83		3.21		*6%*
Operating Profit	1.06	*(5%)*	*620%*	0.15	*(1%)*	1.89	*(10%)*	*-44%*
Non-operating income	1.46		*173%*	0.54		0.68		*115%*
Pre-Tax Income	2.53	*(12%)*	*270%*	0.68	*(4%)*	2.57	*(14%)*	*-2%*
Income Tax	0.27		*330%*	0.06		0.43		*-37%*
Net Income	2.25	*(11%)*	*264%*	0.62	*(3%)*	2.14	*(12%)*	*5%*

	Sales			Operating Profit		
	2Q '09	1Q '09	2Q '08	2Q '09	1Q '09	2Q '08
Semiconductor	5.05	3.74	4.58	0.15	-0.65	0.27
- Memory	*3.13*	*2.47*	*3.21*	-	-	-
- Sys.LSI	*0.88*	*0.65*	*0.77*	-	-	-
L C D	4.56	3.75	4.71	0.19	-0.31	1.00
Telecom	8.05	8.06	6.14	0.57	0.94	0.79
- Wireless	*6.94*	*6.83*	*5.42*	-	-	-
Digital Media	3.24	2.93	2.56	0.15	0.15	-0.16
- Appliances	*1.62*	*1.31*	*1.11*	-	-	-

Cash Flow & Financial Position (Parent Basis)

Cash Flow Statement

(Trillion KRW)

	2Q '09	1Q '09
Cash *(Beginning of period)	5.30	6.65
Cash flow from Operation	2.64	−0.06
Net profit	*2.25*	*0.62*
Depreciation	*1.91*	*1.97*
Others	*-1.52*	*-2.65*
Cash flow from Investment	-1.11	-1.30
CAPEX	*-0.93*	*-0.60*
Cash flow from Finance	-0.72	0.02
Dividend	*-0.74*	-
Repurchase of shares	-	-
Proceeds from sales of shares under stock option plan	*0.01*	*0.02*
Net increase in cash	0.81	-1.35
Cash* (End of period)	6.11	5.30

Financial Position (B/S)

(Trillion KRW)

	2Q '09	1Q '09	2Q '08
Assets	76.0	74.5	71.0
Current Assets	20.1	19.2	18.0
*Cash **	*6.1*	*5.3*	*6.4*
A/R & Inventories	*10.0*	*9.1*	*7.8*
Non Current Assets	55.9	55.3	52.9
P.P.E.	*28.5*	*29.5*	*31.5*
Liabilities	15.1	15.7	14.8
Debts	0.1	0.1	0.1
Shareholders' Equity	60.9	58.8	56.2
Capital Stock	0.9	0.9	0.9
Retained Earnings	57.6	55.3	54.3
* ROE	15.1%	4.2%	15.7%

* Cash = Cash + Cash equivalent + Short-term financial instruments + Marketable securities

DS : Semiconductor

PC Shipment and GB/Sys


(Unit: Million units)
(GB/Sys)
80
40
0
3.0
2.5
2.0
Desktop PC
Note PC
Netbook
GB/Sys
'09.Q1
Q2
(Source : SEC)

Memory Spot Price Trend


$2.00
$1.00
$0.00
$5.00
$2.50
$0.00
1Gb DDR2 DRAM (LHS)
16Gb MLC NAND (RHS)
※ 1Gb DDR2 800Mhz(Q2) : 23%↑(QoQ)
16Gb MLC(Q2) : 29%↑(QoQ)
'09.Q1
Q2
(Source : DRAM Exchange, SEC)

Memory

Strengthened cost-competitiveness and profitability via geometry migration and differentiated products/technology despite weak seasonality → turned profitable

- **DRAM: Price increased due to growth in PC demand and limited supply growth**
  - PC shipment: mid-single %↑, QoQ (Avg. 2Q PC shipment: -2%)
    - GB/Sys growth: mid-single %↑,QoQ
  - Industry utilization rate increased, but supply increase limited due to delayed geometry migration

  ☞ **SEC: Strengthened leadership in DDR3 for Server/High-end PCs and expanded sales of differentiated products (i.e. Mobile/ Graphic/Consumer)**

- **NAND: Price continued to increase due to strong demand for embedded products despite weak seasonality**
  - Demand recovery led by launch of new smartphones, PMP models, and increased memory density
  - Supply shortage continued despite higher industry utilization rate

  ☞ **SEC: Enhanced profitability by focusing on solutions for embedded products (moviNAND, OneNAND, etc.)**

System LSI

- **Sales and profitability improved due to demand recovery**

DS : Semiconductor

DDR Products (Market)


100%
50%
0%
'09.1Q
2Q
3Q
4Q
DDR1
DDR2
DDR3

(Source: Gartner, SEC)

NAND Applications


100%
80%
60%
40%
20%
0%
'07
'08
'09
DSC
MP3
USB
EDP
PMP
Handset

(Source: SEC)

Market

- **DRAM : PC demand to increase due to seasonality**
  - 3Q PC Shipment: high-single %↑,QoQ (Avg. 3Q PC shipment:10%↑)
    - Low GB/Sys growth to continue (Low single %↑,QoQ)
  - DDR3 for Note-PCs and 8GB/16GB demand for servers to increase
  - Expect limited supply growth (i.e. limited DDR3 suppliers)
- **NAND : Demand to increase due to seasonal effects**
  - Expect new product launches (MP3/PMP) and demand for high-density memory for smart phones to increase
    - Adoption of 16GB/32GB+ for smart phones/PMPs to increase
  - Expect supply to increase from competitors' rising utilization and process migration

Samsung

- **Memory: Strengthen market leadership based on our leading-edge technology and competitiveness**
  - **DRAM:** Expand portion of advanced process nodes (i.e. 50/40nm) and differentiation of next-generation DDR3s
  - **NAND:** Strengthen high-density embedded products and accelerate process migration for 40nm and below
- **S.LSI :** Revenue to increase due to strong seasonal demand and expanded applications

DS : LCD

Large Panel Shipment (Market)


(Unit : Million units)
117
90
125
'08.2Q
'09.1Q
'09.2Q
NOTE
MONITOR
TV

(Source : DisplaySearch, '09.2Q)

Panel ASP (Market)


(Unit : US$)
$200
$150
$100
$50
$0
Note 15.6"W
Monitor 20.1"W
TV 32.0"HD
Jan
Feb
Mar
Apr
May
Jun

(Source : DisplaySearch, '09.Jun)

Large size panels

- **Market : Strong Panel demand, but limited supply increase due to glass supply shortage**

  - Demand : Q1 90M units → 125M units (40%↑ QoQ, 8%↑YoY)
  - ASP : Increased from Q1
    - · IT : Notebook panel price rebounded (4%↑QoQ), and Monitor panel price continue to increase (12%↑QoQ)
    - · TV : Increase in under 32" panel price led to higher ASP (9%↑QoQ)

- **Samsung : Panel shipment increased (mid-30%), and turned profitable**

  - IT : Shipments increased due to strong sales in emerging markets and higher demand for new products

    ☞ New products : 16:9, LED, mini notebook panels

  - TV : Shipments grew by high-50% QoQ due to expansion of customer base and successful ramp-up of the 8-2 line

    ☞ Successfully launched the slim edge-type LED TV panels, and actively responded to demand for under 32" panels

DS : LCD

Business Outlook

'09 Large Panel Demand (Market)

(Unit : Million units)


■ TV ■ IT
1H
2H

(Source : DisplaySearch, '09.2Q)

'09 16:9 Panel Portion (Market)

(Unit : %)


50%
40%
30%
20%
10%
0%
Note
Monitor
1Q
2Q
3Q
4Q

(Source : DisplaySearch, '09.2Q)

Market

- **Panel demand continues to grow in Q3 due to seasonality**
  - IT : Demand to increase due to strong seasonality and glass supply shortage to limit supply growth
  - TV : Emerging market demand to increase

  ※ Risk factors, including weak seasonal demand expected in Q4 and demand slow down led by panel price increase, still remain

Samsung

SEC to increase market dominance by strengthening product leadership and enhancing SCM

- **IT : Increase sales through expanding product line-up and Mini notebook panels**
  - Strengthen line-up of eco-friendly products (low-power LED panels), multimedia (16:9) panels, and over 20"+ monitor panels
- **TV : Strengthen market dominance through product differentiation and increased capacity**
  - Increase sales of under 32" panels and strengthen differentiated products (240Hz/Slim/LED)

    ☞ Expand markets by strengthening line-up of LED products
  - Support seasonally strong demand by maximizing operation of 8-2 line

DMC : Telecommunication Q2 Results Analysis

Revenue & OP Margin


Revenue (Parent)
Revenue (Consolidated)
(Unit: Trillion Won)
8.06
9.77
8.05
10.04
Q1'09
Q2'09

M/S Trends


(Source: SA, Company)
(11.3%)
(14.4%)
(16.7%)
(Approx. 20%)
'06
'07
'08
'09.2Q(E)

Handsets

- **Shipment : 52.3 million units (QoQ 14%↑, YoY 14%↑)**
  - Sales increase in both developed and emerging markets due to enhanced product line-up
    - · Europe/ US : Strong sales of touch-phones and messaging-phones
    - · Emerging markets : Steady sales increase of strategic models
      - ☞ Slim design and differentiated functions (color screen, camera)

※ Continued to outperform market growth

→ Expect steady M/S growth

- **ASP : $124 (QoQ 2%↑)**

☞ Maintained double-digit OP margin, due to strong mid/high-end sales and cost saving despite increased marketing expenses

Network

- **Sustained revenue contributions from the expansion of overseas Mobile WiMAX equipment sales**

DMC : Telecommunication Business Outlook

Handset Market



(Unit: Billion units)
Approx. 1.2
Approx. 1.1
10%↓
50%
50%
53%
47%
2H
1H
'08
'09

(Source: SA, Analyst reports)

Touch-phone flagship models



Jet
Galaxy
Star
Omnia II

Market

- **Q3 Demand : QoQ +5% range increase**
  - Developed market : Strong seasonal demand & Carrier promotion
  - Emerging market : Seasonal demand and expand 3G service in China
- **Expect continued demand increase in smart-phone and touch-phone**

Samsung

- **Handsets : Expect steady M/S growth through strengthened product line-up**

  ※ '09 shipment target : 200 million plus units
  - Expansion of current strategic products in the global market & Launching of 2H flagship models
    - · Jet, Galaxy, Star, Omnia II
  - Growth expected in developed market (US, Europe) and emerging market where 3G service is expanding
- **Network : Expand overseas Mobile WiMAX business and increase PC (netbook, etc.) shipments**

DMC : Digital Media

FPTV Shipment


(Unit: Million units)
40.0
30.0
20.0
10.0
0.0
6% ↑
10%+ ↑
1Q'09 2Q'09
Market
1Q'09 2Q'09
SEC

※ DisplaySearch ('09.Jun)

FPTV Market Share


24%
20%
16%
#2
#2
PDP-TV
#1
#1
LCD-TV
#1
#1
TV Total
4Q'08
1Q'09
2Q'09(E)

※ DisplaySearch ('09.Jun)

Digital Media

※ Including overseas sales

- **Consolidated revenue continued to increase due to strong sales of FPTV and Home Appliance products (17%↑ QoQ)**

- FPTV: Market demand increased 6% QoQ while SEC outperformed the market with a 10%+ increase in shipment

· Strong sales of differentiated new products (i.e. LED TVs, New designed LCD TVs)

※ Cumulative LED-TV shipments as of end-June: 500K+ units

- Monitor : Increased sales in line with market growth (3%↑QoQ) and maintained no.1 M/S

· Strengthened leadership in the 20"+ large-size monitor market

※ Sales portion of 20"+ monitor segment: mid-40% vs. high-30% (market)

- Appliances: Revenue growth continued (mid-20% ↑ QoQ) and profitability improved as premium products increased

· Strong sales of premium refrigerators and drum w/m → gain M/S

※ Premium refrigerator sales increased by 40% QoQ

DMC : Digital Media

TV Market Forecast

(Unit: Million)

	1Q'09	2Q'09	QoQ	3Q'09	QoQ
CRT	19.6	17.8	-9%	15.5	-13%
LCD	**26.8**	**28.1**	**5%**	**32.3**	**15%**
PDP	**2.8**	**3.2**	**16%**	**3.6**	**11%**
Total	**43.3**	**45.1**	**4%**	**51.7**	**15%**

(Source: DisplaySearch '09.Jun)

Appliances Market Forecast

(Unit: Million units)


30
20
10
0
Ref.
W/M
Air-con.
1Q'09
2Q'09
3Q'09

(Source: AHAM, GFK, SEC)

Market

- **FPTV : Q3 market demand to continue to rise (mid-10% QoQ), but price competition to intensify**
  - Demand drivers : Strong seasonality, China's National holidays, and attractive price range
  - Emerging market growth to lead global market growth (30%+ QoQ)
- **Price competition to intensify with new TV model launches**

Samsung

- **FPTV : Samsung to outperform the market growth through strengthened line-up of differentiated premium products**
  - Increase dominance in the premium segment through differentiated LED-TV (full line-up/ high-definition/ design)
  - Improve cost competitiveness and strengthen SCM to address market changes
- **Appliances : Strengthen dominance in the premium market by expanding line-up**
  - Continue to launch differentiated products (e.g., energy-saving products)

[Appendix 1] Proforma Balance Sheet (Parent Basis)

(Unit : 100 Million, KRW)

	2Q '09 (A)	1Q '09 (B)	2Q '08 (C)	Q-on-Q (A - B)	Y-on-Y (A - C)
Current Assets	**201,315**	**192,139**	**180,301**	**9,176**	**21,014**
- Cash & Cash Equivalents	55,531	47,250	53,562	8,281	1,969
- Marketable Securities	5,548	5,769	10,269	-221	-4,721
- A/R	62,720	52,106	39,246	10,614	23,474
- Inventories	37,683	38,926	38,570	-1,243	-887
- Other Current Asset	39,833	48,088	38,654	-8,255	1,179
Non Current Assets	**558,626**	**552,787**	**529,275**	**5,839**	**29,351**
- Investment	252,811	239,537	197,892	13,274	54,919
- PPE	285,439	295,471	314,942	-10,032	-29,503
- Intangible Assets	6,408	6,631	6,068	-223	340
- Other Non Current Asset	13,968	11,149	10,373	2,819	3,595
Total Assets	**759,941**	**744,926**	**709,576**	**15,015**	**50,365**
Liabilities	**150,942**	**156,567**	**148,053**	**-5,625**	**2,889**
- Debts	1,169	1,252	998	-83	171
- Trade Accounts and N/P	40,140	40,086	27,814	54	12,326
- Other Accounts and N/P	29,661	26,042	33,092	3,619	-3,431
- Accrued Expenses	40,792	37,754	39,421	5,689	4,022
- Income Tax Payable	363	1,901	6,816	-1,538	-6,453
- Other Liabilities	38,817	49,534	39,913	-13,368	-3,747
Shareholders' Equity	**608,999**	**588,360**	**561,523**	**20,639**	**47,476**
- Capital Stock	8,975	8,975	8,975	0	0
- Capital Surplus	66,159	66,182	65,908	-23	251
- Capital Adjustments	-85,696	-85,662	-86,041	-34	345
- Accumulated Other Comprehensive Income	44,028	45,866	29,751	-1,838	14,277
- Retained Earnings	575,533	552,998	542,930	22,535	32,603
Total Liabilities & Shareholder's Equity	**759,941**	**744,926**	**709,576**	**15,015**	**50,365**

[Appendix 2] Proforma Income Statement (Parent Basis)

(Unit : 100 Million, KRW)

	2Q '09 (A)	%	1Q '09 (B)	%	2Q '08 (C)	%	Q-on-Q (A - B)	Y-on-Y (A - C)
Sales	**210,197**	**100%**	**185,662**	**100%**	**181,391**	**100%**	**24,535**	**28,806**
- Domestic	39,507	18.8%	31,017	16.7%	36,726	20.2%	8,490	2,781
- Export	170,690	81.2%	154,645	83.3%	144,665	79.8%	16,045	26,025
Cost of Sales	**165,576**	**78.8%**	**155,899**	**84.0%**	**130,337**	**71.9%**	**9,677**	**35,239**
Gross Profit	**44,621**	**21.2%**	**29,763**	**16.0%**	**51,054**	**28.1%**	**14,858**	**-6,433**
SG&A	**33,985**	**16.2%**	**28,287**	**15.2%**	**32,116**	**17.7%**	**5,698**	**1,869**
- Wages & Fee	4,018	1.9%	4,049	2.2%	4,506	2.5%	-31	-488
- Marketing Expenses	13,454	6.4%	6,683	3.6%	10,397	5.7%	6,771	3,057
- R&D / Royalty Expenses	10,548	5.0%	11,118	6.0%	10,891	6.0%	-570	-343
Operating Profits	**10,636**	**5.1%**	**1,476**	**0.8%**	**18,938**	**10.4%**	**9,160**	**-8,302**
Non OP Income & Expenses	**14,628**	**7.0%**	**5,351**	**2.9%**	**6,805**	**3.8%**	**9,277**	**7,823**
- F/X Gain (or Loss)	-4,176	-2.0%	1,735	0.9%	-501	-0.3%	-5,911	-3,675
- Gain (or Loss) on Foreign Currency Translation	3,532	1.7%	-2,733	-1.5%	77	0.0%	6,265	3,455
- Gain (or Loss) on Equity Investment	14,497	6.9%	4,355	2.3%	6,073	3.3%	10,143	8,425
Income before Income Taxes	**25,263**	**12.0%**	**6,827**	**3.7%**	**25,742**	**14.2%**	**18,435**	**-480**
- Income Taxes	2,728	1.3%	635	0.3%	4,323	2.4%	2,093	-1,595
Net Income	**22,535**	**10.7%**	**6,192**	**3.3%**	**21,419**	**11.8%**	**16,342**	**1,115**


SAMSUNG
ELECTRONICS

Adoption of Korean International Financial Reporting Standards (K-IFRS) in 2010

On July 24, 2009, the BOD of Samsung Electronics authorized the early adoption of K-IFRS in 2010.

Samsung Electronics will adopt the K-IFRS one year ahead of 2011, the mandated year of adoption for Korean companies.

From the first quarter of 2010, the company's earnings will be reported based on K-IFRS standards.


SAMSUNG
ELECTRONICS

Purchase of Property & Casualty Insurance Policy

On July 24 of 2009, the BOD of Samsung Electronics authorized the purchase of the following insurance policy.

▫ **Details**

1. Name of Insurer: Samsung Fire & Marine Insurance Co., Ltd.

2. Date of Purchase: August 1, 2009

3. Type of Insurance: Property & Casualty

4. Terms and Conditions
- Amount of Insurance Premium: KRW 80.7 billion
- Insurance Benefit Ceilings
  Semiconductor and LCD factories/equipments: KRW 3.5trillion
  Telecommunication factories/equipments: KRW 2.7 trillion
- Coverage Period: August 1, 2009 ~ July 31, 2010
- Mode of Payment: Lump-sum payment

5. Purchase of Insurance Policy: To cover damages or loss from fire or other accidents at our semiconductor, LCD and telecommunication factories.


SAMSUNG

Interim Cash Dividend

On July 24, 2009, the BOD of Samsung Electronics authorized cash dividend.

The details of the dividend are described below.

▫ **Details**

1. Dividend per share
   - Common stock: KRW 500 (Dividend yield: 0.09%)
   - Preferred stock: KRW 500 (Dividend yield: 0.13%)
2. Total payout: KRW 73,506,899,000
3. Record date: June 30, 2009
4. Scheduled payout date: August 24, 2009

※ In accordance with the Code of Commerce, dividend is required to be paid to shareholders within one month following the BOD authorization.


SAMSUNG

Establishment of Transactions Ceiling with Financial Affiliates

On July 24 of 2009, the BOD of Samsung Electronics authorized the Company to establish a ceiling amount of KRW 5 trillion on the annual transaction volume with Samsung Investment Trust Management.

▫ **Details**

- Party involved: Samsung Investment Trust Management
- Transaction target: Beneficiary Certificate
- Ceiling Amount: KRW 5 trillion
- Transaction Purpose: To stabilize asset management and improve profitability
- Period of Validity: July 25, 2009 ~ July 24, 2010